Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Sibanye-Stillwater signs three-year wage agreement and uplifts lockout at its SA gold operations
Johannesburg, 13 June 2022: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to confirm that on 11 June 2022, it signed a three-year wage agreement for its SA gold operations, effective from
1 July 2021. As a result, the lockout has been lifted for members of trade unions, the Association of
Mineworkers and Construction Union (AMCU) and the National Union of Mine Workers (NUM).
The signed wage agreement is in line with management’s attempts to achieve an inflation related increase with this agreement resulting in average 6.3% increase over a three-year period.
Among other clauses, the critical terms of the final wage agreement are as follows:
•
•
Category 4 - 8 employees will receive an increase of R1,000 in year 1 (a 7.7% annual increase); R900 in year 2 (a 6.5% annual increase); and R750 in year 3 (a 5.2% annual increase)
Miners, Artisans and Officials will receive an average increase of 5% in year 1; *5.5% (or CPI if CPI is between 5% and 5.5%) in year 2; and 5% in year 3
*If CPI is greater than 5.5%. then the increase will be 5.5%, if CPI less than 5% then increase will be 5%, or if CPI is between 5% and 5.5%
then increase will be the same as CPI.
In addition to category 4 – 8 employees, the once off hardship allowance of R3,000 proposed by the
CCMA will also be extended to Miners, Artisans, and Officials. The hardship allowance will consist of a guaranteed R1,200 cash payment with the balance of up to R1,800 allocated to the reduction of employee debt or loans owing to the Company, that the company incurred in ensuring that amongst other medical aid contributions and risk benefits were covered during the lockout.
The final agreement will also be extended to all members of UASA and Solidarity.
The operational start-up post the strike will occur in a phased manner over a 2-3 month period to ensure the safe resumption of production.
Group CEO Neal Froneman commented: “We look forward to restarting our South African gold operations for the benefit of all stakeholders. We thank the CCMA for the mediation role which resulted in a fair outcome to all stakeholders. We are pleased to have achieved an agreement which is in line with inflation and which will contribute significantly to the sustainability of our gold operations.”
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at
www.sibanyestillwater.com
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted

Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”,
“anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-
Stillwater”) future business prospects, financial positions, production and operational guidance, climate and ESG-
related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2021
Integrated Annual Report and annual report on Form 20-F filed with the United States Securities and Exchange
Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).